Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

CONFIDENTIAL TREATMENT REQUESTED BY ACHILLES THERAPEUTICS PLC

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

March 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Edwards and Suzanne Hayes

Re:	Achilles Therapeutics plc
Registration Statement on Form F-1
File No. 333-253735
CIK No. 0001830749

Dear Mr. Edwards and Ms. Hayes:

On behalf of Achilles Therapeutics plc (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 24, 2020 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1, originally confidentially submitted to the Commission on November 25, 2020, resubmitted to the Commission on January 8, 2021 and subsequently filed on March 1, 2021 (the “Registration Statement”), we submit this supplemental letter to further address comment 8 of the Comment Letter. Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Share Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Share Split and, therefore, consistent with the Registration Statement.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Securities and Exchange Commission

March 10, 2021

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its ordinary shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its ordinary shares and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it currently anticipates that the price range for the IPO will be within the range of $[***] to $[***] per ADS (£[***] to £[***]) (the “Preliminary Price Range”), before giving effect to a reverse share split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Ordinary Shares Prior to the IPO

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of its ordinary shares has been determined by the Company’s board of directors or committee of the board (the “Board”) as of the date of each restricted employee shares/option grant, with input from management, considering the Company’s most recent third-party valuations of its ordinary shares and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its ordinary shares were prepared as of September 2, 2019, November 30, 2019, June 30, 2020, October 21, 2020, November 18, 2020 and January 15, 2021. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using either an option pricing method (“OPM”) or a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an OPM.

Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s ordinary shares as of the grant date of each restricted employee shares/option award, considered two future-event scenarios: an IPO scenario and a sale scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all preferred shares would convert into ordinary shares and would no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the ordinary shares prior to the IPO. Each valuation probability-weighted the IPO scenario and the sale scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of ordinary shares, were as follows

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

March 10, 2021

	IPO Scenario		Sale Scenario
Grant Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Share of D-M Ordinary(1)(2) Shares		Indicated Fair Value per Share of N Ordinary Shares(2)
September 2, 2019	—%	N/A	100%	28.7%	£0.74	$0.89	N/A	N/A
November 30, 2019	—%	N/A	100%	28.0%	£0.77	$1.00	N/A	N/A
June 30, 2020	15%	15.0%	85%	28.5%	£1.15	$1.42	N/A	N/A
October 21, 2020	35%	11.5%	65%	28.8%	£1.37	$1.80	N/A	N/A
November 18, 2020	45%	7.3%	55%	28.8%	£1.49	$1.98	£1.37	$1.82
January 15, 2021	65%	6.7%	35%	28.1%	£2.12	$2.88	N/A	N/A

(1)	Converted from £ to $ based on the Federal Reserve Exchange Rate as of the relevant grant date.
(2)

D-M Ordinary Shares have the same economic rights and as such, the same value applied to those shares. N Ordinary Shares have a hurdle amount of £0.95 per share, and as such, the fair value of N Ordinary Shares is less than other ordinary shares.

Using these valuations, the Company made the following grants:

Restricted employee shares granted

Grant Date	Number of D-M Shares Granted	Number of N Shares Granted	Fair value of D-M Ordinary Shares		Fair value of N Ordinary Shares
September 18, 2019	291,900	—	£0.74	$0.89	N/A	N/A
December 17, 2019	3,214,229	—	£0.77	$1.00	N/A	N/A
January 8, 2020	32,820	—	£0.77	$1.00	N/A	N/A
January 20, 2020	8,204	—	£0.77	$1.00	N/A	N/A
September 24, 2020	675,231	—	£1.15	$1.47	N/A	N/A
October 1, 2020	1,757,857	—	£1.15	$1.48	N/A	N/A
October 9, 2020	1,055,211	—	£1.15	$1.50	N/A	N/A
October 21, 2020	138,321	—	£1.37	$1.80	N/A	N/A
November 11, 2020	24,766	—	£1.37	$1.81	N/A	N/A
November 18, 2020	—	1,045,349	N/A	N/A	£1.37	$1.82
November 19, 2020	629,069	1,877,239	£1.49	$1.97	£1.37	$1.81
November 20, 2020	—	610,641	N/A	N/A	£1.37	$1.82
November 21, 2020	9,907	—	£1.49	$1.98	N/A	N/A
November 23, 2020	4,953	—	£1.49	$1.98	N/A	N/A
November 24, 2020	742,992	431,953	£1.49	$1.99	£1.37	$1.83

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

March 10, 2021

Options granted

Grant date	Number of shares subject to options granted	Per share exercise price of options		Per share fair value of ordinary shares on grant date		Per share estimated fair value of options
October 15, 2020	523,570	£1.15	$1.52	£1.15	$1.52	£0.54	$0.72
November 16, 2020	428,980	£1.37	$1.81	£1.37	$1.81	£0.70	$0.93
February 2, 2021	504,733	£2.12	$2.89	£2.12	$2.89	£1.33	$1.81

September 2, 2019 Valuation

The Board relied, in part, on the results of the September 2, 2019 valuation in its determination of the fair value of ordinary shares of $0.89 or £0.74 per share as of September 18, 2019, when it granted restricted employee shares (D to M ordinary shares) for the purchase of 291,900 shares to employees. The September 2, 2019 valuation was prepared taking into account the Company’s sale of the first tranche of Series B preferred shares on September 2, 2019 at a price of $2.31 or £1.916 per share, for aggregate proceeds of $80.5 million. In particular, the September 2, 2019 valuation determined the Company’s aggregate equity value using an OPM backsolve approach that was based on the $2.31 or £1.916 price paid per share of its Series B preferred shares in the contemporaneous, arm’s-length transaction with a new, financially sophisticated investor.

November 30, 2019 Valuation

The Board relied, in part, on the results of the November 30, 2019 valuation in its determination of the fair value of ordinary shares (D to M ordinary shares) of $1.00 or £0.77 per share (1) as of December 17, 2019, when it granted restricted employee shares (D to M ordinary shares) for the purchase of 3,214,229 shares to employees, (2) as of January 8, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of an aggregate of 32,820 shares to employees, and (3) as of January 20, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of an aggregate of 8,204 shares to employees. The November 30, 2019 valuation was prepared taking into account the Company’s sale of the first tranche of Series B preferred shares on September 2, 2019 at a price of $2.31 or £1.916 per share for aggregate proceeds of $80.5 million. In particular, the November 30, 2019 valuation determined the Company’s aggregate equity value using an OPM backsolve approach that was based on the $2.31 or £1.916 price paid per share of its Series B preferred shares in the contemporaneous, arm’s-length transaction with a new, financially sophisticated investor. As of November 30, 2019, the Company’s probability-weighting of the IPO scenario was minimal due to the Company having not undertaken any material IPO preparations and no IPO was anticipated within twelve months. Between November 30, 2019 and January 20, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s ordinary shares remained $1.00 or £0.77 per share from November 30, 2019 to January 20, 2020.

June 30, 2020 Valuation

The Board relied, in part, on the results of the June 30, 2020 valuation in its determination of the fair value of ordinary shares (D to M ordinary shares) of $1.42 or £1.15 per share (1) as of September 24, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of 675,231 shares to employees, (2) as of October 1, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of an aggregate of 1,757,857 shares to employees, (3) as of October 9, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of an aggregate of 1,055,211 shares to employees, and (4) as of October 15, 2020, when it granted options for the purchase of 523,570 (L and M ordinary shares) to employees. The principal factors contributing to the increase in the fair value of ordinary shares from the November 30, 2019 valuation to the June 30, 2020 valuation were the increase by management and the Board in the probability-weighting of the IPO scenario to 15% reflecting progress made by the Company since November 30, 2019, including the following:

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

March 10, 2021

•	The Company had initiated dosing of patients in melanoma on May 29, 2020; and

•	The Company had initiated dosing of patients in non-small cell lung cancer on June 23, 2020.

The Company’s probability-weighting of the IPO scenario was 15% as of June 30, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term. In addition, as of that time, the Company had not conducted any “testing-the-waters” meetings and did not have insight into investor feedback.

Between June 30, 2020 and October 15, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s ordinary shares remained $1.42 or £1.15 per share from June 30, 2020 to October 15, 2020.

October 21, 2020 Valuation

The Board relied, in part, on the results of the October 21, 2020 valuation in its determination of the fair value of ordinary shares (D to M ordinary shares) of $1.80 or £1.37 per share (1) as of October 21, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of 138,321 shares to employees, (2) as of November 11, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of an aggregate of 24,766 shares to employees and (3) as of November 16, 2020, when it granted options for the purchase of 428,980 M ordinary shares to employees. The principal factors contributing to the increase in the fair value of ordinary shares from the June 30, 2020 valuation to the October 21, 2020 valuation were the increase by management and the Board in the probability-weighting of the IPO scenario to 35% and the decrease in the DLOM in the IPO scenario to 11.5%, both reflecting the progress made by the Company since June 30, 2020, including the following:

•	On October 16, 2020, the Company held its IPO organizational meeting with its management, underwriters and advisors;

•	On October 17, 2020, the Company signed a Series C preferred shares term-sheet with investors for the sale of $70.1 million, which was completed on November 19, 2020; and

•

On October 20, 2020, the investors of Series B preferred shares waived the closing conditions for the second tranche of the financing and agreed to fund the additional $44.1 million, which was completed on November 19, 2020.

The Company’s probability-weighting of the IPO scenario was determined to be 35% as of October 21, 2020 due primarily to the uncertainty of successfully executing an IPO in the near term. In addition, as of that time, the Company had still not conducted any “testing-the-waters” meetings and did not have insight into investor feedback.

Between October 21, 2020 and November 16, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s ordinary shares remained $1.80 or £1.37 per share from October 21, 2020 to November 16, 2020.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

March 10, 2021

November 18, 2020 Valuation

The Board relied, in part, on the results of the November 18, 2020 valuation in its determination of the fair value of ordinary shares (D to M ordinary shares) of $1.98 or £1.49 per share and the fair value of ordinary shares (N ordinary shares) of $1.82 or £1.37 per share (1) as of November 18, 2020, when it granted restricted employee shares (N ordinary shares) for the purchase of 1,045,349 shares to employees (2) as of November 19, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of 629,069 shares to employees, (3) as of November 19, 2020, when it granted restricted employee shares (N ordinary shares) for the purchase of 1,877,239 shares to employees, (4) as of November 20, 2020, when it granted restricted employee shares (N ordinary shares) for the purchase of 610,641 shares to employees, (5) as of November 21, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of an aggregate of 9,907 shares to employees, (6) as of November 23, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of an aggregate of 4,953 shares to employees, (7) as of November 24, 2020, when it granted restricted employee shares (D to M ordinary shares) for the purchase of an aggregate of 742,992 shares to employees and (8) as of November 24, 2020, when it granted restricted employee shares (N ordinary shares) for the purchase of 431,953 shares to employees.

The principal factors contributing to the increase in the fair value of ordinary shares (D to M ordinary shares) from the October 21, 2020 valuation to the November 18, 2020 valuation were (a) taking into account the completion of the sale of the Company’s Series C preferred shares on November 19, 2020 at a price of $2.87 or £2.1589 per share, for aggregate proceeds of $70.1 million and (b) the increase by management and the Board in the probability-weighting of the IPO scenario to 45% and the decrease in the DLOM in the IPO scenario to 7.3%, both reflecting progress in the Company’s ongoing IPO preparation activities and the anticipated near term submission of its Registration Statement, which was submitted on November 25, 2020.

January 15, 2021 Valuation

The Board relied, in part, on the results of the January 15, 2021 valuation in its determination of the fair value of ordinary shares (D to M ordinary shares) of $2.88 or £2.12 per share as of February 2, 2021, when it granted options for the purchase of an aggregate of 504,733 shares to employees. The principal factors contributing to the increase in the fair value of ordinary shares from the November 18, 2020 valuation to the January 15, 2021 valuation were the increase by management and the Board in the probability weighting of the IPO scenario to 65%, the decrease in the DLOM in the IPO scenario to 6.7% due to the shorter period to the planned IPO event, and an increase in the equity value of the IPO scenario, each reflecting progress made by the Company since November 18, 2020, including the following:

•	On November 27, 2020, the Company confidentially submitted its first draft registration statement on Form F-1 to the Commission; and

•	On January 8, 2021, the Company responded to the Comment Letter and confidentially submitted Amendment No. 1 to its draft registration statement on Form F-1 to the Commission.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to January 15, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded ordinary shares of comparable companies;

•	the Company’s financial condition and prospects;
•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

March 10, 2021

The Company believes that the difference between the fair value of its ordinary shares as of January 15, 2021 of $2.88 per share and the Preliminary Price Range of $[***] to [***] (£[***] to [***]) per ADS is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to January 15, 2021.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its ordinary shares, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s ordinary shares than its IPO. In the January 15, 2021 valuation, the probability weighting of the IPO scenario was 65%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s ordinary shares in the January 2021 valuation would have been $[***] or £[***] per share (before giving effect to any discount for lack of marketability or time value of money) rather than $2.88 per share.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares or impact of the time value of money, which were appropriately taken into account in the January 2021 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred shares. The Company’s preferred shares currently have substantial economic rights and preferences over the Company’s ordinary shares. Upon the closing of the IPO, all outstanding preferred shares of the Company will convert into ordinary shares, thus eliminating the superior rights and preferences of the preferred shares as compared to the ordinary shares.

•

Since January 15, 2021, more than 25 biotechnology companies completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in executing and completing initial public offerings.

•

Since January 15, 2021, the Company has taken several steps towards the completion of an IPO, including submission of the second amendment to the Registration Statement with the Commission on February 2, 2021 and publicly filing the Registration Statement with the Commission on March 1, 2021.

•

Over the period from February 11, 2021 through March 5, 2021, the Company held 43 “testing-the-waters” meetings, the first of any such meetings, at which the Company received initial positive feedback from potential investors. Further positive feedback from potential investors was received through the underwriters on February 23, 2021.

•	On February 23, 2021, the Company’s Board approved pursuing the IPO on the timeline currently contemplated.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining share-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the ordinary shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at Dr. Iraj Ali, 245 Hammersmith Road, London W6 8PW.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

March 10, 2021

United Kingdom.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 459-7234.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Seo Salimi
Seo Salimi

cc:	Iraj Ali, M.D., Achilles Therapeutics plc

Robert Coutts, Achilles Therapeutics plc

Daniel Hood, Achilles Therapeutics plc

Sophie McGrath, Goodwin Procter (UK) LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83